Exhibit 99.1

SUMMARY OF SHAREHOLDER RIGHTS PLAN AGREEMENT MADE AS OF

MARCH 16, 2012 BETWEEN CRYSTALLEX INTERNATIONAL CORPORATION

AND CIBC MELLON TRUST COMPANY (the “Plan”)

The following is a summary of the Plan, is not comprehensive and is qualified by reference to the full text of the Plan. A copy of the Plan is available under the Corporation’s profile at www.sedar.com. Terms which are capitalized herein are defined in the Plan.

Issue of Rights:	One right (a “Right”) has been issued in respect of each Common Share of the Corporation outstanding at the close of business on March 16, 2012. One Right will also be issued for each Common Share issued after March 16, 2012 and prior to the Separation Time (discussed below).

Term:	Up to the end of the Corporation’s third annual meeting of shareholders following the Corporation’s next shareholder’s meeting if the approval of the Plan is obtained.

Rights Certificates and Transferability:	Prior to the Separation Time, the Rights will be evidenced by certificates for the associated Common Shares and would not be transferable apart from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates and will be transferable apart from the Common Shares.

Attributes of Rights:	Following the Separation Time, each Right will entitle the holder to acquire one or more Common Shares as set out under “Exercise of Rights” below.

Exercise Price:	The exercise price will be five times the market price for the Common Shares as at the Separation Time.

Exercise of Rights:	Rights will not be exercisable prior to the Separation Time.

After the Separation Time, but prior to the Expiration Time, each Right will be exercisable to purchase one Common Share of the Corporation at the Exercise Price.

Upon the occurrence of a Flip-in Event, each Right (other than a void Right (see “Flip-In Event” below)) will be exercisable to purchase for the Exercise Price (in cash) that number of Common Shares which have a market value equal to twice the Exercise Price.

Separation Time:	The Separation Time will occur on the tenth trading day after the earliest of:

(a) the first date of public announcement by the Corporation or a Person of facts indicating that any Person has become an Acquiring Person (see below);

(b) the date that any person commences or publicly announces an intention to commence a take-over bid (other than a Permitted Bid or a Competing Permitted Bid (see below)); and

(c) the date upon which a Permitted Bid or Competing Bid ceases to be such,

or such later date as the Board may determine.

Flip-In Event:	A Flip-in Event will occur when a person becomes an Acquiring Person. Any and all Rights beneficially owned by an Acquiring Person, its Associates, Affiliates, any person acting jointly or in concert with the foregoing and any person to whom such persons have transferred their Rights will become null and void upon the occurrence of a Flip-in Event.

Exchange Option:	Upon the occurrence of a Flip-in Event, the Board will have the option to authorize the Corporation to issue in respect of each Right (other than a void Right) either (i) in return for the Exercise Price and the Right, debt, equity or other securities or assets with a value equal to twice the Exercise Price, or (ii) in return for the Right, debt, equity or other securities or assets with a value equal to the Right (such value to be determined by the Board). If so authorized, a holder’s right to exercise his or her Rights will terminate and will thereafter only have the right to receive the authorized consideration.

Acquiring Person:	A person becomes an “Acquiring Person” when it and its Affiliates and Associates and persons acting jointly or in concert with it acquire “Beneficial Ownership” of 20% or more of the outstanding Common Shares.

This contains exclusions for persons who become the “Beneficial Owner” of Common Shares pursuant to a “Permitted Bid” or “Competing Permitted Bid” or pursuant to certain exempt acquisitions initiated or approved by the Corporation.

Beneficial Owner:	The Plan will deem a person to “Beneficially Own”:

(a) Common Shares owned by its “Affiliates” and “Associates”;

(b)     Common Shares which it or its “Affiliates” and “Associates” has the right to acquire or vote (or direct the voting), whether immediately or at some future date, regardless of whether that right is contingent on the occurrence of some event, including pursuant to any lock-up agreement or other agreement or understanding;

(c) Common Shares over which a Person has an economic interest or risk pursuant to a derivatives contract; and

(d) Common Shares so “Beneficially Owned” by any person with whom it is acting jointly or in concert with respect to the Corporation or any of its securities or assets.

However, Common Shares that are merely deposited into a Take-Over Bid made by a person will not be deemed to be “Beneficially Owned” by the person making the bid. Also, generally speaking, Common Shares held by investment managers, trust companies, statutory bodies, pension funds or plan administrators, or Crown agencies, in the ordinary course of business and for the account of other persons and/or the management of the fund or plan, as applicable, would not, by reason thereof, be considered to be the “Beneficial Owner” of such Common Shares. In each case, the exemption would cease to apply in the event that the exempt person held those Common Shares for the purpose of influencing control of the Corporation or commenced a Take-Over Bid, in each case either alone or acting jointly or in concert in with any other person.

Affiliates and Associates:	The term “Affiliate” is defined in its traditional sense based on standard concepts of “control”. The term “Associate” is defined to encompass, among other things, (i) partners, (ii) trusts in which such person has a substantial beneficial interest or as to which such person serves as a trustee, or (iii) any corporation or trust in respect of which such person owns 10% or more of the voting securities.

Jointly or in Concert:	For the purposes of the Plan, the term “jointly or in concert” is defined to include any persons party to an agreement, written or otherwise, with an Acquiring Person or its Associates or Affiliates relating to the sale of Common Shares or the exercise of Common Share voting rights or the purchase or sale of a business or asset of the Corporation with a value in excess of $1,000,000. In addition, each “Noteholder” is deemed to be acting, jointly or in concert, with each other Noteholder, and each “Venezuela Interested Party” is deemed to be acting, jointly or in concert, with each other “Venezuela Interested Party”.

Permitted Bids:	A “Permitted Bid” is one that: (i) is made by means of a take- over bid circular, (ii) is made to all holders of Common Shares for all Common Shares held by them; (iii) is open for at least 60 days; (iv) contains a condition that no Common Shares will be taken up and paid for until at least 50% of the “Independent Shareholders” (see below) have tendered and not withdrawn, (v) contains a condition that Common Shares may be deposited at any time and withdrawn until they are taken up and paid for, and (vi) contains a provision that, if 50% of the Independent Shareholders tender, the bidder will make an announcement to that effect and keep the bid open for at least ten more business days.

A “Competing Permitted Bid” is one that (i) is made after a Permitted Bid, (ii) is made to all holders of Common Shares for all Common Shares held by them, (iii) is open for a period equal to the later of (A) 35 days after the announcement of the Competing Permitted Bid and (B) the 60th day after the date on which the earliest Permitted Bid was made, and (iv) contains a provision that no Common Shares will be taken up and paid for until at least 50% of the Independent Shareholders have tendered and not withdrawn.

Independent Shareholders:	Independent Shareholders will exclude all holders of Common Shares that are Acquiring Persons, “Grandfathered Persons” (which includes a debtor-in-possession financier) or

“Offerors” (i.e., persons who have announced an intention to make a Take-over Bid) and their respective Affiliates and Associates and other persons acting jointly or in concert with them.

Redemption of Rights:	The Rights are redeemable by the Board, without shareholder approval, at any time prior to the occurrence of a Flip-in Event at a redemption price of $0.0001 per Right. However, the Rights are automatically redeemed in the event of a successful Permitted Bid, Competing Permitted Bid or other bid in respect of which the Board has waived the operation of the Plan.

Waiver:	Prior to the occurrence of a Flip-in Event, the Board is entitled to waive the application of the “flip-in” provisions of the Plan to any prospective Flip-in Event that would occur by reason of a Take-Over Bid pursuant to a take-over bid circular, provided that, upon any such waiver, the Board will be deemed to have waived the application of these provisions to any other Take-Over Bid launched during the currency of the original Take-Over Bid.

The Board will also be entitled to waive the “flip-in” provisions of the Plan in respect of any Flip-in Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and the Acquiring Person has, at the time of the waiver, reduced its ownership to such a level that it is no longer an Acquiring Person.

The Board will also be entitled to waive the “flip-in” provisions of the Plan where the Flip-in Event occurs other than by way of a take-over bid circular or inadvertently.

Amendments:	Board approval alone will be required for amendments to the Plan made in the period before the Plan is initially ratified and approved by the shareholders of the Corporation. Thereafter, amendments, other than those required to correct clerical or typographical errors or to maintain the validity of the Plan as a result of a change of law, will require shareholder approval.

Rights Agent:	CIBC Mellon Trust Company